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July 14, 2021

VIA EDGAR

Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ReNew Energy Global Limited
Registration Statement on Form F-4
Filed May 18, 2021
File No. 333-256228

Dear Ms. Dorin:

On behalf of ReNew Energy Global plc (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 12, 2021 (the “Comment Letter”) with respect to the Amendment No. 1 and Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission on June 22, 2021 and June 25, 2021, respectively (“Amendment No. 1” and “Amendment No. 2”, respectively). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

July 14, 2021

Questions and Answers about the Business Combination Agreement and the RMG II General Meeting

What will be the relative equity stakes of the RMG II Shareholders, ReNew India and the Investors in ReNew Global..., page 26

1.

We note you disclose that under the Business Combination Agreement, GSW has the right to elect the class of ReNew Global shares it will receive, which may result in a change in the voting rights of the shareholders. Please expand your disclosure to quantify the effect on voting rights of the shareholders should GSW elect to only receive Class A shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of Amendment No. 3 to quantify the effect on voting rights of the shareholders should GSW elect to only receive Class A Shares.

Risk Factors

ReNew Global’s Articles of Association will provide that the courts of England and Wales will be the exclusive forum..., page 107

2.

We note your response to prior comment 2, and that ReNew Global’s revised Articles of Association select the United States District Court for the Southern District of New York as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please revise your prospectus to reflect such provision in your risk factor disclosure on page 107, and in the comparison of shareholders’ rights on page 366.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 371 of Amendment No. 3 to clarify that the United States District Court for the Southern District of New York has the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Summary of RMG II Financial Analysis, page 152

3.

We note your revised disclosure in response to prior comment 5 and reissue the comment. Please expand your disclosure to quantitatively and qualitatively discuss the results of your publicly traded company analyses, discounted cash flow analysis and run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio, and how they supported your initial valuation of ReNew India.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of Amendment No. 3 to include expanded quantitative and qualitative disclosure discussing the results of the publicly traded company analyses, discounted cash flow analysis and run-rate multiples on a March 2023 fiscal year-end, fully built-out portfolio and the manner in which they supported the initial valuation of ReNew India.

U.S. Securities and Exchange Commission

July 14, 2021

Prospective Operational and Unaudited Financial Information of Renew India, page 280

4.

We note that you have added a parenthetical notation in the fourth paragraph on page 281, in response to prior comment nine, to indicate an exception may apply to your general position of having no intent to inform investors of material changes that would cause your prospective financial information to no longer have a reasonable basis, in the instance that Renew India becomes aware of such information prior to the date of the RMG II stockholders’ meeting, although you also indicate this would not extend to any period following the date of the Proxy Statement/Prospectus.

We see no basis for limiting the timeframe in which investors would be informed of such material information or for limiting the responsibility of providing such communication to Renew India, considering the parties involved, the transaction that you have proposed and your position as the registrant. Please substantially revise this paragraph and other disclaimer disclosures under this heading to clearly acknowledge your responsibility, and to clarify the circumstances under which investors will be informed of any material change in your expectations relative to the projected amounts or the underlying assumptions.

In response to the Staff’s comment, the Company has revised the disclaimer on page 285 of Amendment No. 3 to delete the reference to our prospective financial and operational information not taking into account any circumstances or events occurring after the data of this Proxy Statement/ Prospectus.

5.

With regard to your disclosure on page 281, identifying parties that are making no representations to shareholders or other persons regarding ultimate performance or achievement compared to the prospective financial information, revise to clarify whether your management and board, including the officers and directors of Renew India, Renew Global, and RMG II, having considered the uncertainties described and referenced in this section, nevertheless concur that all assumptions underlying the projections are probable and consistent with your business plans and expectations.

In response to the Staff’s comment, the Company has revised the disclaimers on pages 285 of Amendment No. 3 to clarify whether the Company’s management and board, including the officers and directors of Renew India and RMG II, having considered the uncertainties described and referenced in this section, nevertheless concur that all assumptions underlying the projections are probable and consistent with our business plans and expectations.

6.

Please expand your disclosure on page 281, stating that your prospective financial information “does not take into account any circumstances or events occurring after the date of this Proxy Statement/Prospectus,” to acknowledge and describe the level of diligence applied in formulating the numerous assumptions about future circumstances and events that have been utilized in preparing the prospective financial information, as referenced in the fourth paragraph on page 280 and described among the various points on pages 282 through 284.

In response to the Staff’s comment, the Company has revised the disclaimers on pages 284 of Amendment No. 3 and also included on page 285 of Amendment No. 3 a description of the level of diligence applied in formulating the assumptions. In addition, the Company has also made further amendments to the assumptions on pages 287-289 of Amendment No. 3 to describe in further detail how the assumptions were determined.

U.S. Securities and Exchange Commission

July 14, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 285

7.

Please refer to the description of Adjustment 4 on page 292 and revise if appropriate to indicate that the impact of “assuming no redemption” is explained in Adjustment 3 rather than Adjustment 4. Please also refer to the description of Adjustment 14 on page 295 and revise if appropriate to indicate the 12,808,118 shares issued to the shareholders of RMG II under the “Assuming maximum redemption scenario” is explained in Adjustment 7 rather than Adjustment 11.

In response to the Staff’s comment, the Company has revised description of Adjustment 4 on page 297 of Amendment No. 3 to correct reference to Adjustment 3 to indicate the impact of “assuming no redemption” rather than Adjustment 4.

Further, the Company has revised the disclaimers on pages 300 of Amendment No. 3 to indicate the 12,808,118 shares issued to the shareholders of RMG II under the “Assuming maximum redemption scenario” is explained in Adjustment 7 rather than Adjustment 11.

Exhibits

8.

We note that Section 9.3 of the Amended and Restated Warrant Agreement filed as Exhibit 4.4.2 provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Please revise your disclosure to discuss this provision and reflect that it does not apply to actions arising under the Exchange Act. In addition, please disclose whether such provision applies to Securities Act claims.

In response to the Staff’s comment, the Company has revised the disclosure on page 353 of Amendment No. 3 to discuss Section 9.3 of the Amended and Restated Warrant Agreement and disclose that this provision does not apply to actions arising under the Exchange Act and the application of the provision to Securities Act claims. The Company has also added a risk factor on page 97 of Amendment No. 3 regarding this provision.

9.

Please have counsel revise its opinion in Exhibit 5.1 to clarify the number of ReNew Global Class A Shares that will be exchanged for cancelled RMG II Class A Shares. The opinion currently states that 34 ReNew Global Class A Shares will be issued. Please also have counsel remove the assumptions in Section 2(c), (d), (e), (f) and (g) of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company’s legal counsel has revised the above-referenced assumptions and filed a revised legal opinion letter as Exhibit 5.1. The Company respectfully notes to the Staff that the matters addressed in the opinion are going to happen in the future—the shareholder resolution authorizing the board to allot the Shares and Warrants, and the board resolution to allot and issue the Shares, approve the Award Plan and Warrant Agreement and create and issue the Warrants with the terms of the Warrant Agreement will only be passed at a future date, following the registration statement being declared effective. Therefore, this has been noted in the assumption in paragraph (f) and (e) respectively of Schedule 1 to the legal opinion in Exhibit 5.1, as permitted by SLB 19.

U.S. Securities and Exchange Commission

July 14, 2021

10.

Please have counsel revise its legal opinion in Exhibit 5.2 to remove the assumptions in clauses (iv), (v) and (vi) of the fifth paragraph on page 3 and clauses (b) and (c) of the first paragraph on page 5. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we respectfully advise the Staff that we believe that the assumptions cited in the Staff comment are consistent with Section II.B.3.a of Staff Legal Bulletin No. 19 (“SLB 19”).

Section II.B.1.e of SLB 19 states that, if an opinion has been provided by local counsel that provides that the registrant “is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization” then counsel may assume that these statements are true when referring to the law of the jurisdiction under which the registrant is organized. See footnote 22 of SLB 19 applying these provisions to issuance of warrants. We respectfully submit to the Staff that we believe that the assumptions provided in clauses (iv), (v) and (vi) of the fifth paragraph on page 3 of the opinion fall into this category of appropriate assumptions on the basis that other counsel to the Issuer has provided an opinion filed as Exhibit 5.1 to Amendment No. 3 that the registrant “is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

In regards to clause (b), we respectfully advise the Staff that we do not believe that this clause contradicts the directive of Section II.B.3.a that opinions not “‘assume away’ the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.” The qualification in clause (b) does not refer to or assume material facts underlying the relevant opinion.

In regards to clause (c) of the first paragraph on page 5, we respectfully advise the Staff that the Warrant Certificates evidencing the Warrants will be issued at completion of the Business Combination and therefore will not be issued until after the effectiveness of the Registration Statement and the issuance of this opinion. The Warrant Certificates must be manually authenticated, signed or countersigned by duly authorized officers of the warrant agent before becoming enforceable instruments, a process that will be done at completion of the Business Combination. As a result of this, the opinion must assume that this action will be performed in order to provide this opinion on the date it is required to be delivered.

*     *     *

U.S. Securities and Exchange Commission

July 14, 2021

Please contact Scott V. Simpson at +44 20 7519-7040 or Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Philip Kassin

RMG Acquisition Corporation II

cc: Sumant Sinha & D. Muthukumaran

ReNew Energy Global Limited

cc: Scott V. Simpson & Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Sharon Lau, Rajiv Gupta & Ryan J. Maierson

Latham & Watkins LLP